UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2021

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street
Maroussi 15125 Greece
+30 210 638 0200
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) dated November 15, 2021, entitled “Pyxis Tankers Announces Financial Results for the Three and Nine Months Ended September 30, 2021 & the Acquisition of 2017 Built MR Product Tanker”.

Attached as Exhibit 99.2 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements and the accompanying notes thereto of the Company as of September 30, 2021 and for the nine month periods ended September 30, 2021 and 2020.

The information contained in this report on Form 6-K, except for the section entitled “Valentios Valentis, our Chairman and CEO commented” in Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-222160, 333-222848, and 333-256167), initially filed with the U.S. Securities and Exchange Commission on December 19, 2017, February 2, 2018, and May 14, 2021, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: November 18, 2021

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated November 15, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements as of September 30, 2021 and for the nine month periods ended September 30, 2021 and 2020